Exhibit 99.1

StoneCo Reports Third Quarter 2024 Results

George Town, Grand Cayman, November 12, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its third quarter ended September 30, 2024.

Adjusted EBT	MSMB TPV (including PIX QR Code)
R$733 million	R$114.0 billion
+34.6% year over year	+19.9% year over year

Adjusted Net income	Adjusted Basic EPS
R$587 million	R$1.97
+34.9% year over year	+42.6% year over year

Business Overview

In 3Q24, we continued to advance in our strategic goals, already delivering on some annual guidance metrics and remaining well-positioned to achieve our long-term targets.

Profitability in Financial Services remained the highlight, with MSMB take rate reaching a record 2.58%, given the increase in credit portfolio and banking revenues, combined with a stable competitive environment in payments. Our core segment volumes continued to show stronger growth in PIX QR Code, with some impact on debit card volumes – resulting in 16% and 23% annual growth YTD for MSMB Card TPV and MSMB TPV, respectively.

Our banking solutions continued to gain traction with clients, not only in the transactional features that have been launched over the last quarters but also in the recently released savings products, our time deposits offering, which reached at the end of the quarter R$ 121 million with our client base.

Specifically for credit, we are very pleased to have already delivered the guidance for the year, reaching a portfolio of R$923 million. In addition to the volume, the quality of the portfolio continues to be a highlight, with vintage indicators corroborating our credit models. We have also delivered on the roadmap of products, launching credit cards and revolving credit facilities. Though other products will be developed in the future, among the three already available – working capital, credit cards and revolving credit, we understand most of our clients' requirements are addressed. Going forward, we will focus on improving the offerings, mainly credit card, in which we identified possibilities to increase attractiveness.

Regarding our software business, we have made progress in the main goal to cross-sell financial services to our software clients. In 3Q24, our indicator that shows Stone’s CTPV volume with software clients, the CTPV overlap has reached R$ 5.8 billion, growing twice the overall MSMB CTPV volume on a sequential basis. In the software segment, we continue to gain efficiency, with adjusted EBITDA margins further expanding to reach more than 18% in 3Q24. Since defining our strategy towards software, we have learned and challenged different approaches.

As we’ve consistently communicated, we are fully executing our strategy focused on cross-selling financial services to our software clients in priority verticals. Our approach also emphasizes efficiency and cash generation, and we firmly believe this strategy not only creates substantial value for our clients but also drives long-term success for us. We remain steadfastly committed to this strategy, and I’m pleased to report that we are on track with its execution. Our efforts are resulting in the growth of bundled software and financial services solutions that address critical client pain points within key strategic verticals. While we have made significant strides with our financial services specialist distribution channel, we acknowledge the opportunity for further engagement with the Linx salesforce.

Finally, gaining efficiency remains core. Our administrative expenses decreased by almost 7% year over year in the YTD, on track to beat our 2024 guidance. In the quarter, lower selling expenses led the way to a 150bps increase in our adjusted pre-tax margin, reaching 21.8%.

As a result of another positive quarter, with 35% year over year Adjusted Net Income growth, and the execution of R$742.5 million in buyback of our stock in the quarter, our adjusted basic EPS reached R$1.97, up 43% from R$1.38 in 3Q23. We remain committed to our business plan and are confident in our execution to deliver the targets presented during our Investor Day.

Operating and Financial Highlights for 3Q24

MAIN CONSOLIDATED ADJUSTED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %	9M24	9M23	y/y %
Total Revenue and Income	3,357.2	3,205.9	4.7%	3,139.9	6.9%	9,648.0	8,806.3	9.6%
Adjusted EBT	733.2	652.2	12.4%	544.8	34.6%	1,953.0	1,315.8	48.4%
Adjusted EBT margin (%)	21.8%	20.3%	1.5 p.p.	17.3%	4.5 p.p.	20.2%	14.9%	5.3 p.p.
Adjusted Net Income	586.8	497.1	18.0%	435.1	34.9%	1,534.4	993.7	54.4%
Adjusted Net income margin (%)	17.5%	15.5%	2.0 p.p.	13.9%	3.6 p.p.	15.9%	11.3%	4.6 p.p.
Adjusted basic EPS (R$)	1.97	1.61	22.2%	1.38	42.6%	5.02	3.16	58.7%
Adjusted Net Cash	4,923.8	5,256.9	(6.3%)	4,857.5	1.4%	4,923.8	4,857.5	1.4%

•	Total Revenue and Income reached R$3,357.2 million in 3Q24, an year over year increase of 6.9%. This expansion was primarily driven by an increase of 8.3% in financial services segment revenues, mostly due to growth in our active client base and higher client monetization, reflected in record take rates for both MSMBs and Key Accounts.

•	Adjusted EBT was R$733.2 million in the quarter, up 34.6% year over year, with an adjusted EBT margin of 21.8%, a 4.5 percentage points increase over 3Q23. Adjusted EBT increased 12.4% quarter over quarter, with an increase in margin of 1.5 percentage point. The sequential margin increase is mainly attributed to consolidated revenue growth, combined with a decrease in selling expenses and cost of services as a percentage of revenues, being partially offset by higher financial and administrative expenses.

•	Adjusted Net Income reached R$586.8 million in 3Q24, a 34.9% growth compared with 3Q23, with an adjusted net margin of 17.5% versus 13.9% in 3Q23 and 15.5% in 2Q24. The sequential margin increase was primarily driven by the same factors that impacted Adjusted EBT margin, combined with a lower effective tax rate. Adjusted Basic EPS increased 42.6% year over year and 22.2% sequentially to R$ 1.97 in the quarter.

•	Adjusted Net Cash position was R$4,923.8 million in the quarter, a 1.4% increase year over year and 6.3% decrease quarter over quarter. The Company consumed R$333.1 million of adjusted net cash sequentially mostly due to the repurchase of R$742.5 million in STNE shares in the quarter.

OUTLOOK

We continue on track to deliver our 2024 guidance. As of 3Q24, we have already delivered on our credit portfolio guidance with some margin, and continue optimistic on the delivery of our Client Deposits, MSMB take rate and Efficiency guidances for the year, despite yield curve headwinds that directly affect our business.

2024 Guidance

Largely on track to deliver our 2024 Guidance

		2024 Guidance	Δ% y/y	9M24 Results	Δ% vs 9M23
GROWTH	MSMB CTPV (R$bn)	> 412	> +18%	292	+16%
	Client Deposits (R$bn)	> 7.0	> +14%	6.7	+50%
MONETIZATION	Credit Portfolio (R$bn)	> 0.8	> +2.6x	0.9	+8x
	MSMB Take Rate (%)	> 2.49%	> +4bps	2.55%	+10bps
EFFICIENCY	Adj Adm Expenses (R$bn)	< 1.125	< +7%	0.724	-7%
	Adj Net Income (R$bn)	> 1.9	> +22%	1.534	+54%

MAIN OPERATING METRICS

Table 2: Payments

Payments Operating Metrics	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %

Total TPV (R$bn)	128.9	126.1	2.3%	111.8	15.3%
CTPV (Card TPV)	112.3	110.9	1.3%	103.9	8.0%
PIX QR Code	16.7	15.2	9.6%	7.9	112.0%

MSMB TPV	114.0	109.3	4.3%	95.1	19.9%
CTPV (Card TPV)	100.7	97.8	2.9%	89.6	12.4%
PIX QR Code	13.3	11.5	16.5%	5.5	141.9%

Key Accounts TPV	14.9	16.8	(11.3%)	16.7	(10.8%)
CTPV (Card TPV)	11.6	13.1	(11.3%)	14.4	(19.3%)
PIX QR Code	3.3	3.8	(11.3%)	2.3	41.7%

Active Client Base (‘000)	4,012.1	3,904.1	2.8%	3,330.9	20.4%
MSMB	3,968.3	3,860.2	2.8%	3,279.1	21.0%
Key Accounts	51.7	51.8	(0.2%)	59.3	(12.8%)

Net Adds (‘000)	107.9	183.6	(41.2%)	316.2	(65.9%)
MSMB	108.1	184.0	(41.2%)	317.2	(65.9%)
Key Accounts	(0.1)	(0.1)	3.9%	(3.3)	(96.7%)

•	Total TPV reached R$128.9 billion in the quarter, up 15.3% year over year. This increase can be mainly attributed to (i) the sustained growth in the MSMB segment’s CTPV of 12.4% in the same period and (ii) the continuous increase in the consolidated PIX QR Code volumes which grew 112.0% compared with 3Q23.

•	Total Payments Active Client base surpassed 4.0 million with a net addition of 107,900 active clients in the quarter. Going forward, we will no longer disclose the net adds metric, although it can still be calculated, as our focus will shift more towards healthy unit economics and driving engagement. In this context, new adds, which are purely associated with growth, become less relevant.

MSMB (Micro and SMB clients)

o	MSMB Active Payment Clients were 4.0 million in 3Q24, growing 21.0% on a year over year basis. The quarterly net addition was 108,100, lower than the 184,000 from last quarter, mainly explained by the phase-out of the effects from the sponsorship of a reality television show, which positively impacted net adds in the first half of the year.

o	MSMB TPV was R$114.0 billion in the quarter, up 19.9% year over year and 4.3% sequentially, with PIX continuing to outgrow card TPV and gain some share from debit transactions. As a result, MSMB TPV growth composition was as follows:

o	MSMB CTPV was R$100.7 billion, a 12.4% year over year increase and 2.9% quarter over quarter. The annual growth was mostly driven by the ongoing increase in our active payments client base within the segment.

o	MSMB PIX QR Code reached R$13.3 billion in 3Q24, 2.4x higher year over year and a 16.5% growth sequentially as the adoption of such means of payment continues to increase.

Table 3: Banking

Banking Operating Metrics	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %

MSMB Active Client Base (‘000)	2,842.1	2,704.2	5.1%	1,931.6	47.1%

Retail Deposits (R$mn)	6,816.8	6,472.0	5.3%	4,450.8	53.2%
Demand Deposits	6,695.8	6,471.6	3.5%	4,450.8	50.4%
Time Deposits (on-platform)	121.0	0.3	35378.0%	0.0	n.a.

MSMB ARPAC (R$)	28.6	25.7	11.3%	25.5	12.1%

o	Banking active client base reached 2.8 million active clients in the quarter, 47.1% higher year over year or 5.1% quarter over quarter. The sequential growth was largely attributed to the expansion of our active payments client base.

o	Total retail deposits achieved R$6.8 billion in 3Q24, increasing 53.2% year over year and 5.3% quarter over quarter. The sequential evolution is mainly explained by the growth in our banking active client base, and higher client engagement. As of 3Q24, the composition of our retail deposits is as follows:

o	Demand deposits were R$6.7 billion, growing 50.4% year over year and 3.5% quarter over quarter.

o	Time deposits (on-platform) were R$121.0 million, up from R$0.3 million in the previous quarter, as we started engaging our clients with our savings solutions.

o	Banking ARPAC was R$28.6 per client per month, representing a 12.1% increase year over year and an 11.3% quarter over quarter. The quarter over quarter growth can be mainly explained by (i) higher PIX QR Code revenues, (ii) higher average CDI, which increases floating revenue and (ii) sequential growth in client deposits mainly as a result of higher client engagement. The ARPAC calculation currently includes PIX QR Code revenues, which we categorize under payments revenue. As a result, we believe this metric does not accurately represent our banking solution. Therefore, going forward, we will no longer disclose this KPI.

Table 4: Credit

Credit Metrics	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %

Consolidated credit metrics
Portfolio (R$mn)	923.1	711.8	29.7%	113.5	713.4%
Merchants[1]	864.0	681.6	26.8%	113.5	661.4%
Credit Card	59.1	30.2	95.5%	n.a.	n.a.
Provisions for losses (R$mn)	(0.3)	(18.1)	(98.5%)	(19.0)	(98.5%)
Merchants[1]	2.8	(16.9)	n.m.	(19.0)	n.m.
Credit Card	(3.1)	(1.2)	154.0%	n.a.	n.m.

Working capital loans metrics
Active contracts	28,960	24,264	19.4%	3,747	672.9%

Portfolio (R$mn)	859.3	681.6	26.1%	113.5	657.2%
Disbursements (R$mn)	352.0	275.6	27.7%	101.7	245.9%

Provision for losses (R$mn)	3.2	(16.9)	n.m.	(19.0)	n.m.
Accumulated provision for losses (R$mn)	(120.0)	(123.1)	(2.6%)	(22.7)	428.4%
Provisions ratio	(14.0%)	(18.1%)	4.1 p.p.	(20.0%)	6.0 p.p.

NPL 15-90 days	1.93%	2.85%	(0.92 p.p.)	0.45%	1.49 p.p
NPL> 90 days	3.70%	2.60%	1.10 p.p.	0.20%	3.51 p.p

o	In 3Q24 we reached a total portfolio of R$923.1 million, which includes both our merchants solutions (working capital and revolving credit) and credit cards, already surpassing our guidance for the metric.

Working Capital loans:

o	In 3Q24 we disbursed R$352.0 million in working capital loans to our clients, reaching 28,960 contracts and a portfolio of R$859.3 million at month-end.

o	Provisions for expected working capital losses was + R$3.2 million in the quarter compared with - R$16.9 million in 2Q24. This reversion is a result of the continued convergence of the provision levels to the expected loss levels from our models, which have been confirmed in the different vintages. As a result, the ratio of accumulated loan loss provision expenses over the working capital portfolio was 14.0% in the quarter compared with 18.1% in 2Q24.

o	Working capital NPL 15-90 days was 1.93% and NPL over 90 days was 3.70% in 3Q24 compared with 2.85% and 2.60% in the previous period, respectively. The decrease observed in the NPL 15-90 days of the quarter was due to better vintages when compared to 2Q24. Regarding NPLs over 90 days, the increase is due to the expected maturation process of the portfolio.

Table 5: Monetization

Take Rate	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %

MSMB	2.58%	2.54%	0.03 p.p.	2.49%	0.09 p.p
Key Accounts	1.47%	1.33%	0.14 p.p.	1.13%	0.35 p.p

1 Consists of the sum of (i) working capital and (ii) revolving credit.

o	MSMB Financial Services Take Rate was 2.58% up 3 basis points from 2.54% in 2Q24. This sequential increase can be mainly attributed to a higher contribution from new revenue streams such as PIX QR Code, banking and credit, and continued healthy pricing, particularly in payments. For more information about reconciling our reported take rates with our financial services revenue, please refer to the “Build-up Take Rate” tab in our Results Spreadsheet.

Table 6: Software

Software Operating Metrics (R$bn)	3Q24	2Q24	▲ q/q %	3Q23	▲ y/y %

CTPV (Card TPV) Overlap	5.8	5.5	6.0%	4.9	18.4%

o	CTPV Overlap is measured by the MSMB CTPV overlap between financial services and the priority verticals, being a key metric to measure our cross sell performance. In 3Q24, CTPV Overlap was R$5.8 billion, representing an 18.4% increase year over year and 6.0% on a quarter over quarter basis, 2.0x higher than MSMB CPTV growth of 2.9% over the same period. This growth can be mainly attributed to the Gas Station vertical, which is the one we are mostly focused on at the moment.

Income Statement

Table 7: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	3Q24	% Rev.	2Q24	% Rev.	▲ q/q %	3Q23	% Rev.	y/y %
Net revenue from transaction activities and other services	828.9	24.7%	807.5	25.2%	2.6%	868.5	27.7%	(4.6%)
Net revenue from subscription services and equipment rental	465.6	13.9%	453.3	14.1%	2.7%	463.4	14.8%	0.5%
Financial income	1,918.8	57.2%	1,826.7	57.0%	5.0%	1,620.9	51.6%	18.4%
Other financial income	143.9	4.3%	118.4	3.7%	21.5%	187.0	6.0%	(23.0%)
Total revenue and income	3,357.2	100.0%	3,205.9	100.0%	4.7%	3,139.9	100.0%	6.9%
Cost of services	(859.0)	(25.6%)	(841.4)	(26.2%)	2.1%	(773.5)	(24.6%)	11.1%
Provision expenses for expected credit losses[2]	(0.3)	(0.0%)	(18.1)	(0.6%)	(98.5%)	(22.7)	(0.7%)	(98.8%)
Administrative expenses	(314.7)	(9.4%)	(255.5)	(8.0%)	23.2%	(278.3)	(8.9%)	13.1%
Selling expenses	(501.8)	(14.9%)	(524.9)	(16.4%)	(4.4%)	(442.4)	(14.1%)	13.4%
Financial expenses, net	(910.5)	(27.1%)	(851.1)	(26.5%)	7.0%	(1,058.9)	(33.7%)	(14.0%)
Other income (expenses), net	(101.6)	(3.0%)	(80.9)	(2.5%)	25.6%	(82.6)	(2.6%)	23.0%
Loss on investment in associates	0.4	0.0%	(0.4)	(0.0%)	n.m.	(0.6)	(0.0%)	n.m.
Profit (loss) before income taxes	669.9	20.0%	651.7	20.3%	2.8%	503.5	16.0%	33.0%
Income tax and social contribution	(127.0)	(3.8%)	(153.4)	(4.8%)	(17.2%)	(92.2)	(2.9%)	37.8%
Net income (loss) for the period	542.9	16.2%	498.3	15.5%	8.9%	411.3	13.1%	32.0%

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$828.9 million in 3Q24, a 4.6% decrease year over year.

This decrease is primarily due to lower membership fee revenues, following a change in our internal accounting method. Since 1Q24, these revenues have been deferred over the expected client lifetime rather than recognized upfront upon signing the service agreement. This effect was partially offset by the growth of our transactional acquiring revenues, with total TPV growing 15.3% year over year.

2 From 3Q23 onwards, provision for expected credit losses is allocated in Cost of services.

In 3Q24, considering our new internal accounting methodology, membership fees contributed R$38.1 million to our transaction activities and other services revenue, compared with R$81.0 million in 3Q23.

Quarter over quarter, Net Revenue from Transaction Activities and Other Services increased 2.6% mainly due to (i) higher membership fee revenues, which increased from R$25.2 million in 2Q24 to R$38.1 million in 3Q24, combined with (ii) growth in PIX revenues, with PIX TPV increasing 9.6% quarter over quarter.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental increased 0.5% year over year to R$465.6 million in 3Q24.

This can be primarily attributed to higher subscription revenues from software and equipment rental in the period, partially offset by the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were in the non-allocated business segment.

Quarter over quarter, this revenue line increased 2.7%, mainly attributed to (i) an increase in subscription software revenues, combined with (ii) higher equipment rental revenues, partly due to the exemptions for merchants affected by the floods in Rio Grande do Sul in the 2Q24.

Financial Income

Financial Income was R$1,918.8 million in the quarter, an 18.4% year over year growth, explained by (i) higher prepayment revenues, due to an increase in prepaid volumes, (ii) higher credit revenues, which grew from R$14.2 million in 3Q23 to R$61.5 million in 3Q24 and (iii) higher floating revenues from our banking solution.

Quarter over quarter, financial income increased 5.0% as a result of the same items aforementioned for the year over year comparison. Credit revenues increased from R$50.6 million in 2Q24 to R$61.5 million in 3Q24.

Other Financial Income

Other Financial Income was R$143.9 million in 3Q24 compared with R$187.0 million in 3Q23 primarily due to a (i) lower average cash balance, combined with (ii) a reduction in the Brazilian base rate in the period from an average of 13.27% in 3Q23 to 10.43% in 3Q24.

Compared with the previous quarter, Other Financial Income increased 21.5%, mainly due to (i) a higher number of working days in the period, combined with (ii) monetary adjustments on recoverable taxes, related to the previous year tax assessment. These revisions are recurring and performed annually.

Costs and Expenses

Cost of Services

Cost of Services were R$859.0 million in 3Q24, 11.1% higher year over year. This increase can be primarily attributed to (i) higher investments in technology and (ii) higher logistics and D&A costs as we continue to expand our client base. These effects were partially offset by lower provisions for loan losses from our credit products, which contributed with R$0.3 million to our Cost of Services in the quarter, compared with R$22.7 million in 3Q23. This decrease is mainly due to the beginnining of the process of converging our working capital provision levels to our expected loss levels, with working capital provisions now representing 14.0% of the respective portfolio, down from 20.0% in the same period last year. As a percentage of revenues, Cost of Services was 25.6%, up from 24.6% in 3Q23.

Compared with 2Q24, Cost of Services were 2.1% higher, mainly as a result of the same items above mentioned for the year over year explanation.

Provisions for loan losses from our credit products contributed with R$0.3 million to our Cost of Services in the quarter, compared with R$18.1 million in 2Q24. As mentioned, working capital provisions now represent 14.0% of the respective portfolio, down from 18.1% in the previous quarter. As a percentage of revenues, Cost of Services decreased from 26.2% in 2Q24 to 25.6% in 3Q24.

Administrative Expenses

Administrative Expenses were R$314.7 million, representing a 13.1% increase year over year, mainly explained by (i) higher amortization of fair value adjustments from acquisitions, as a result of a non-recurring effect of approximately R$23 million of expenses from previous quarters, combined with (ii) higher personnel expenses. These effects were partially offset by the divestment of Creditinfo (4Q23) and PinPag (1Q24), which were booked in the non-allocated business segment. As a percentage of revenues, Administrative Expenses increased from 8.9% in 3Q23 to 9.4% in 3Q24.

Compared with the previous quarter, Administrative Expenses were 23.2% higher. The increase can be mainly explained by items (i) and (ii) from the aforementioned explanation for the year over year comparison. As a percentage of revenues, Administrative Expenses increased from 8.0% in 2Q24 to 9.4% in 3Q24.

Selling Expenses

Selling Expenses were R$501.8 million in 3Q24, up 13.4% year over year, primarily explained by higher investments in (i) our salespeople, (ii) partner commissions, and (iii) marketing. As a percentage of revenues, Selling Expenses were 14.9% compared with 14.1% in 3Q24.

Compared with 2Q24, Selling Expenses decreased 4.4%. This reduction was mainly a result of lower marketing expenses in the period. As a percentage of revenues, Selling Expenses decreased from 16.4% in 2Q24 to 14.9% in 3Q24.

Financial Expenses, Net

Financial Expenses, Net were R$910.5 million in 3Q24, a 14.0% decrease compared with the prior-year period. This decrease can be mainly attributed to (i) a reduction in average CDI, from 13.27% in 3Q23 to 10.43% in 3Q24, combined with (ii) our decision to reinvest our cash generation towards the funding of our operation and (iii) a reduction in our average funding spreads. These effects were partially offset by higher funding needs for our prepayment and credit operations in the period. As a percentage of Total Revenue and Income, Financial Expenses, Net decreased from 33.7% in 2Q23 to 27.1% in 2Q24.

Compared with 2Q24, Financial Expenses, Net were 7.0% higher. This increase was mainly driven by (i) a higher number of working days in the quarter, (ii) higher funding needs for our prepayment and credit operations, and (iii) lower own cash deployed in our operations due to the execution of buybacks of our stock in the market. These effects were partially offset by lower average funding spreads. As a percentage of revenues, Financial Expenses, net increased from 26.5% in the previous quarter to 27.1% in 3Q24.

Other Income (Expenses), Net

Other Expenses, Net were R$101.6 million in the quarter, representing an increase of R$19.0 million on a year over year basis. This increase is mainly explained by (i) higher contingencies expenses in the period, combined with (ii) higher share-based compensation expenses.

Compared with the previous quarter, Other Expenses, net were R$20.7 million higher. This increase is mostly attributed to items (i) and (ii) aforementioned for the year over year explanation, in addition to higher earnout expenses.

Income Tax and Social Contribution

The Company recognized R$127.0 million of income tax and social contribution expenses during 3Q24 over a profit before income taxes of R$669.9 million, implying an effective tax rate of 19.0% in the quarter. The difference to the statutory rate is mainly explained by gains from subsidiaries abroad subject to different statutory tax rates and benefits from “Lei do Bem” (Law 11,196/05) incentives.

Net Income (Loss) and EPS

In 3Q24 Net Income was R$542.9 million, representing a 32.0% year over year growth compared with R$411.3 million in 3Q23. This was mostly a result of higher Total Revenue and Income combined with lower Financial Expenses. These effects were partially offset by higher Cost of Services, Selling and Administrative Expenses, combined with a slightly higher effective tax rate.

IFRS basic EPS was R$1.82 per share in 3Q24, compared with R$1.30 in 3Q23.

Adjusted Profit and Loss Statement and EPS

Table 8: Conciliation between IFRS and Adjusted Profit and Loss Statement and EPS

Income Statement of Profit or Loss (R$mn)	3Q24 IFRS	Adjustments	Rationale	3Q24 Adjusted	2Q24 Adjusted	▲ q/q %	3Q23 Adjusted	▲ y/y %
Total revenue and income	3,357.2		—	3,357.2	3,205.9	4.7%	3,139.9	6.9%
Cost of services	(859.0)		—	(859.0)	(841.4)	2.1%	(773.5)	11.1%
Administrative expenses	(314.7)	58.5	PPA (Purchase Price Allocation) amortization of acquired software companies. From the R$58.5mn, R$23.0mn are from nonrecurring expenses from previous quarters.	(256.3)	(235.2)	9.0%	(243.5)	5.2%
Selling expenses	(501.8)		—	(501.8)	(524.9)	(4.4%)	(442.4)	13.4%
Financial expenses, net	(910.5)	4.6	R$1.7mn from earn-out interests on business combinations; R$2.9mn of financial expenses from fair value adjustments on acquisitions.	(905.9)	(849.5)	6.6%	(1,044.5)	(13.3%)
Other income (expenses), net	(101.6)	0.2	R$0.5mn from fair value adjustments and fair value of call options; -R$0.3mn from divestments of assets and fair value adjustments on acquisitions.	(101.4)	(102.3)	(0.8%)	(90.6)	12.0%
Loss on investment in associates	0.4			0.4	(0.4)	n.m.	(0.6)	n.m.
Adj. Profit before income taxes	669.9	63.3	—	733.2	652.2	12.4%	544.8	34.6%
Income tax and social contribution	(127.0)	(19.3)	Taxes related to the adjustments items.	(146.4)	(155.0)	(5.6%)	(109.7)	33.5%
Adjusted Net Income	542.9	44.0	—	586.8	497.1	18.0%	435.1	34.9%
Basic Number of shares (R$mn)	297.0	—	—	297.0	307.8	(3.5%)	313.8	(5.3%)
Basic EPS (R$)	1.82	—	—	1.97	1.61	22.2%	1.38	42.6%

For the P&L lines that are adjusted, the variations can be explained by the same factors as in the IFRS statement apart from the ones mentioned below.

Adjusted Administrative expenses increased 5.2% year over year, mainly due to higher personnel expenses, partially offset by the divestment of Credit Info (4Q23) and PinPag (1Q24), which were in the non-allocated business segment. The quarter over quarter increase of 9.0% can be explained by expenses with our personnel.

Adjusted other expenses, net increased 12.0% year over year. This increase can be mainly explained by higher share-based compensation expenses. Quarter over quarter, other expenses, net increased 0.8%, remaining relatively flat on a sequential basis.

Adjusted Net Income was R$586.8 million in the quarter with a margin of 17.5%, compared with R$435.1 million in 3Q23 and a margin of 13.9%. The year over year increase in Adjusted Net Income of 34.9% can be primarily attributed to (i) a 17.0% year over year growth in Total Revenue and Income net of adjusted Financial Expenses, combined with controlled costs and expenses, with Cost of Services up 11.1% year over year, Selling Expenses up 13.4% year over year, and adjusted Administrative Expenses up 5.2% year over year, while effective tax rate remained flattish on a year over year basis.

Compared with the previous quarter, Adjusted Net Income was 18.0% higher, with Adjusted Net Margin increasing 2.0 percentage points from 15.5% in 2Q24 to 17.5% in 3Q24. This margin growth was mostly a result of consolidated revenue growth, combined with lower Selling Expenses as a percentage of revenues. These effects were partially offset by higher Financial and Administrative expenses as a percentage of revenues.

Adjusted basic EPS was R$1.97 in 3Q24 compared with R$1.38 in 3Q23 and R$1.61 in 2Q24, on a comparable basis.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 9: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	3Q24	% Rev.	2Q24	% Rev.	▲ q/q %	3Q23	% Rev.	y/y %
Total Revenue and Income	3,357.2	100.0%	3,205.9	100.0%	4.7%	3,139.9	100.0%	6.9%
Financial Services	2,963.9	100.0%	2,822.2	100.0%	5.0%	2,737.7	100.0%	8.3%
Software	393.4	100.0%	383.7	100.0%	2.5%	387.9	100.0%	1.4%
Non-Allocated	0.0	n.m.	0.0	n.m.	n.a.	14.3	100.0%	(100.0%)
Adjusted EBITDA	1,700.5	50.7%	1,587.2	49.5%	7.1%	1,590.4	50.7%	6.9%
Financial Services	1,628.2	54.9%	1,523.5	54.0%	6.9%	1,506.1	55.0%	8.1%
Software	71.8	18.3%	63.9	16.7%	12.3%	79.4	20.5%	(9.6%)
Non-Allocated	0.5	n.m.	(0.2)	n.m.	n.m.	4.9	34.0%	(89.0%)
Adjusted EBT	733.2	21.8%	652.2	20.3%	12.4%	544.8	17.3%	34.6%
Financial Services	676.0	22.8%	607.8	21.5%	11.2%	485.5	17.7%	39.2%
Software	56.7	14.4%	44.6	11.6%	27.2%	55.5	14.3%	2.3%
Non-Allocated	0.5	n.m.	(0.2)	n.m.	n.m.	3.8	26.8%	(86.1%)

•	Financial Services segment Adjusted EBT was R$676.0 million in the quarter, representing a 39.2% year over year increase and 11.2% on a quarter over quarter basis. Adjusted EBT margin was 22.8%, an increase of 5.1 percentage points from 17.7% in 3Q23. This year over year margin increase was mainly driven by higher revenues net of Financial Expenses from the segment. These effects were partially offset by higher Cost of Services and Selling Expenses as a percentage of revenues.

•	Software Segment Adjusted EBITDA was R$71.8 million in 3Q24, with a margin of 18.3%, compared with R$79.4 million and a margin of 20.5% in the prior-year period. Sequentially, Software Adjusted EBITDA margin increased 1.6 percentage points as a result of higher revenues, combined with efficiency gains in all our costs and expenses lines.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 10 below:

Table 10: Adjusted Net Cash

Adjusted Net Cash (R$mn)	3Q24	2Q24	3Q23
Cash and cash equivalents	4,013.3	4,743.2	3,693.1
Short-term investments	373.7	106.6	2,042.5
Accounts receivable from card issuers(a)	26,310.2	27,556.2	21,105.4
Financial assets from banking solution	7,558.5	6,967.8	4,576.7
Derivative financial instrument(b)	50.7	69.1	0.4
Adjusted Cash	38,306.3	39,443.0	31,418.0
Retail deposits(c)	(6,816.8)	(6,472.0)	(4,450.8)
Accounts payable to clients	(16,603.4)	(18,512.9)	(17,252.3)
Institutional deposits and marketable debt securities	(6,704.4)	(5,301.9)	(2,881.2)
Other debt instruments	(3,172.7)	(3,787.2)	(1,634.0)
Derivative financial instrument(b)	(85.3)	(112.2)	(342.1)
Adjusted Debt	(33,382.5)	(34,186.1)	(26,560.5)
Adjusted Net Cash	4,923.8	5,256.9	4,857.5

(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of September 30, 2024, the Company’s Adjusted Net Cash was R$4,923.8 million, R$333.1 million lower compared with 2Q24, explained by:

i.	R$1,188.3 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$88.7 million from labor and social security liabilities;

iii.	-R$742.5 million from buyback of shares;

iv.	-R$394.0 million from recoverable taxes and taxes payable;

v.	-R$298.0 million of capex;

vi.	-R$149.2 million from loans operations portfolio which is net of provision expenses and interest;

vii.	-R$26.4 million from other effects.

Cash Flow

Table 11: Cash Flow

Cash Flow (R$mn)	3Q24	3Q23
Operating activities
Net income (loss) for the period	542.9	411.3

Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	263.8	223.0
Deferred income tax expenses	14.4	(43.0)
Gain (loss) on investment in associates	(0.4)	0.6
Accrued interest, monetary and exchange variations, net	26.6	(31.3)
Provision (reversal) for contingencies	24.5	21.4
Share-based payment expense	68.2	61.1
Allowance for expected credit losses	16.5	67.2
Loss on disposal of property, equipment and intangible assets	(8.5)	8.2
Effect of applying hyperinflation accounting	1.0	1.3
Fair value adjustments in financial instruments at FVPL	(4.3)	2.6
Fair value adjustment to derivatives	245.4	4.5
Remeasurement of previously held interest in subsidiary acquired	(1.8)	(0.0)

Working capital adjustments:
Accounts receivable from card issuers	1,853.4	(1,713.7)
Receivables from related parties	15.8	0.4
Recoverable taxes	(19.2)	216.5
Prepaid expenses	19.4	20.1
Trade Accounts Receivable, banking solution and other assets	(14.1)	55.4
Loans operations portfolio	(149.2)	0.0
Accounts payable to clients	(3,682.1)	153.3
Taxes payable	(374.8)	(26.1)
Labor and social security liabilities	88.7	74.2
Payment of contingencies	(15.3)	(10.9)
Trade accounts payable and other liabilities	64.0	(32.7)
Interest paid	(266.3)	(43.1)
Interest income received, net of costs	1,203.8	679.4
Income tax paid	(44.0)	(36.0)
Net cash used in (provided by) operating activity	(131.5)	63.4

Investing activities
Purchases of property and equipment	(170.1)	(55.3)
Purchases and development of intangible assets	(127.9)	(121.1)
Proceeds from (acquisition of short-term investments, net	(258.6)	1,494.0
Proceeds from the disposal of non-current assets	0.2	0.3
Payment for interest in subsidiaries acquired	(10.3)	(1.5)
Net cash used in investing activities	(566.8)	1,316.4

Financing activities
Proceeds from institutional deposits and marketable debt securities	3,178.7	371.4
Payment of institutional deposits and marketable debt securities	(1,834.0)	(5.0)
Payment to other debt instruments	(999.5)	(1,313.0)
Proceeds from other debt instruments	480.0	1,090.0
Payment of principal portion of leases liabilities	(25.0)	(30.4)
Payment of derivative financial instruments	(112.8)	0.0
Repurchase of own shares	(742.5)	0.0
Acquisition of non-controlling interests	0.0	(0.2)
Dividends paid to non-controlling interests	(3.1)	(1.8)
Net cash provided by financing activities	(58.3)	111.0

Effect of foreign exchange on cash and cash equivalents	26.6	(0.5)

Change in cash and cash equivalents	(730.0)	1,490.4

Cash and cash equivalents at beginning of period	4,743.2	2,202.7
Cash and cash equivalents at end of period	4,013.3	3,693.1

Our cash flow in the quarter was explained by:

Net cash used in operating activities was R$131.5 million in 3Q24, explained by R$1,188.3 million of Net Income after non-cash adjustments and R$1,319.8 million outflow from working capital variation. Working capital is composed of (i) R$624.8 million outflow from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$ 394.0 million outflow from recoverable taxes and taxes payable; (iii) R$310.3 million outflow from interest paid and income tax paid; (iv) R$149.2 million outflow from our credit product; (v) R$88.7 million inflow from labor and social security liabilities; (vi) R$64.0 million inflow from trade accounts payable and other liabilities; and (vii) R$5.8 million inflow from other working capital changes.

Net cash used in investing activities was R$566.8 million in 3Q24, explained by (i) R$298.0 million in capex, of which R$170.1 million related to property and equipment and R$127.9 million related to purchases and development of intangible assets; (ii) R$258.6 million acquisition of short-term investments, and (iii) R$10.3 million from M&A. These effects were partially offset by (iv) R$0.2 million from the disposal of non-current assets.

Net cash used in financing activities was R$58.3 million, explained by (i) R$742.5 million in repurchase of our own shares; (ii) R$519.5 million from payment of other debt instruments, net of proceeds; (iii) R$112.8 million from payment of derivative financial instruments; (iv) R$25.0 million of payment of leases liabilities and (v) R$3.1 million cash outflow from capital events related to non-controlling interests. These effects were partially offset by R$1,344.7 million from proceeds from institutional deposits and marketable debt securities, net of payments. For more information on institutional deposits and marketable debt securities please refer to note 5.6.2 from our Financial Statements.

Consolidated Balance Sheet Statement

Table 12: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	3Q24	4Q23
Assets
Current assets	39,990.1	37,152.6
Cash and cash equivalents	4,013.3	2,176.4
Short-term investments	373.7	3,481.5
Financial assets from banking solution	7,558.5	6,397.9
Accounts receivable from card issuers	26,207.9	23,895.5
Trade accounts receivable	381.4	459.9
Loans operations portfolio	653.7	210.0
Recoverable taxes	376.0	146.3
Derivative financial instruments	51.8	4.2
Other assets	373.9	380.9

Non-current assets	11,935.5	11,541.0
Long-term investments	32.6	45.7
Accounts receivable from card issuers	102.3	81.6
Trade accounts receivable	26.0	28.5
Loans operations portfolio	144.1	40.8
Derivative financial instruments	0.3	0.0
Receivables from related parties	0.6	2.5
Deferred tax assets	692.8	664.5
Other assets	145.0	137.5
Investment in associates	79.1	83.0
Property and equipment	1,760.4	1,661.9
Intangible assets	8,952.1	8,794.9

Total Assets	51,925.7	48,693.6

Liabilities and equity
Current liabilities	28,072.7	28,831.1
Retail deposits	6,816.8	6,119.5
Accounts payable to clients	16,550.1	19,163.7
Trade accounts payable	564.3	513.9
Institutional deposits and marketable debt securities	1,763.5	475.3
Other debt instruments	1,053.5	1,404.7
Labor and social security liabilities	603.2	515.7
Taxes payable	431.5	514.3
Derivative financial instruments	1.5	4.6
Other liabilities	288.4	119.5

Non-current liabilities	8,524.0	5,186.5
Accounts payable to clients	53.3	35.5
Institutional deposits and marketable debt securities	4,940.9	3,495.8
Other debt instruments	2,277.7	143.5
Derivative financial instruments	83.8	311.6
Deferred tax liabilities	600.4	546.5
Provision for contingencies	247.6	208.9
Labor and social security liabilities	33.3	34.3
Other liabilities	287.0	410.5

Total liabilities	36,596.7	34,017.6

Equity attributable to owners of the parent	15,275.1	14,622.3
Issued capital	0.1	0.1
Capital reserve	14,107.2	14,056.5
Treasury shares	(1,205.7)	(282.7)
Other comprehensive income (loss)	(204.2)	(320.4)
Retained earnings (accumulated losses)	2,577.6	1,168.9

Non-controlling interests	53.9	53.7

Total equity	15,329.0	14,676.0

Total liabilities and equity	51,925.7	48,693.6

Other Information

Conference Call

Stone will discuss its 3Q24 financial results during a teleconference today, November 12, 2024, at 5:00 PM ET / 7:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 851 7712 3588 | Password: 819157). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations

Glossary of Terms

•	"ARPAC” (Average Revenue Per Active Client)”: Banking ARPAC considers banking revenues, such as floating from demand deposits, card interchange fees, insurance and transactional fees, as well as PIX QR Code revenues.

•	“Active Payments Client Base”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.

•	“Banking”: refers to our digital banking solution and includes insurance products.

•	“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.

•	"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.

•	"Credit Clients”: consider merchants who have an active working capital loan contract with Stone at the end of the period.

•	"Credit Revenues”: In 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, credit revenues are recognized gross of provision for expected losses, which are allocated in Cost of Services.

•	“CTPV”: Means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.

•	“Financial Services” segment: this segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments, digital banking and credit solutions.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.

•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized fully at the time of acquisition. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.

•	“MSMB segment”: refer to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“MSMB CTPV Overlap”: refers to the MSMB CTPV in Software installed base within the priority verticals - Gas Station, Retail, Drugstores, Food and horizontal software.

•	”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.

•	“Non-allocated”: comprises other smaller businesses which are not allocated in our Financial Services or Software segments. From 2Q24 onwards, revenues in the non-allocated business segment are inexistent, since we divested assets within the segment.

•	“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.

•	“Off-platform time deposits”: refers to time deposits raised in third-party platforms outside of our ecosystem.

•	“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.

•	“Provisions ratio”: calculated as accumulated provisions for expected credit losses divided by the total portfolio amount in the period.

•	“Revenue”: refers to Total Revenue and Income net of taxes, interchange fees retained by card issuers and assessment fees paid to payment schemes.

•	“Software” segment: composed of our Strategic Verticals (Retail, Gas Stations, Food, Drugstores and horizontal software), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•	“Take Rate (Key Accounts)”: managerial metric that considers the sum of revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts CTPV.

•	“Take Rate (MSMB)”: managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee, TAG revenues and other non-allocated revenues, divided by MSMB CTPV.

•	“Total Retail Deposits”: includes time deposits and demand deposits from banking customers, including MSMB and Key Account clients.

•	“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Key Accounts merchants, unless otherwise noted.

•	“Working Capital Portfolio”: is gross of provisions for losses, but net of amortizations.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (basic), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of fair value adjustment on acquisitions, (2) unusual income and expenses. Adjusted EPS (basic) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Retail Deposits.